[WILLIAMS MULLEN LETTERHEAD]

August 14, 2012

Michael R. Clampitt
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First National Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed August 9, 2012
File No. 333-182968

Dear Mr. Clampitt:

This letter is provided on behalf of First National Corporation (the “Company,” “we,” “our” or “us”) in response to your letter dated August 13, 2012 related to your review of the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on August 9, 2012 (File No. 333-182968) (the “Registration Statement”).  This letter on behalf of the Company responds to each of the comments set forth in your letter.  Capitalized terms that are not otherwise defined herein have the meanings given to them in the Registration Statement.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Supplement Cover Page

1.
Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus. Also confirm that you will not use the prospectus before all outstanding blanks in the “Underwriting” section have been filled in.

The Company advises the Staff that it will include the names of the underwriters in a pre- or post-effective amendment to the registration statement that is filed before the distribution of prospectuses to potential bidders in the auction.  The Company also confirms that all information,

North Carolina · Virginia · Washington, D.C.
200 South 10th Street, Suite 1600 (23219)   P.O. Box 1320   Richmond, VA 23218-1320   Tel: 804.420.6000   Fax: 804.420.6507 www.williamsmullen.com

other than information that may be omitted pursuant to Rule 430A, will be included in the prospectus prior to its distribution to such potential bidders.

2.	Confirm to the staff that the registrant will file a pre-effective amendment that includes the minimum price.

The Company confirms to the Staff that it will file a pre-effective amendment to the Registration Statement that includes the minimum price.

Auction Process

Eligibility and Account Status, page S-33

3.	With a view towards additional disclosure, please advise the staff whether the minimum suitability standards require a minimum net worth.

The Company advises the Staff that as disclosed on page S-33 of the Registration Statement, each auction agent, network broker and any other broker that submits bids through the auction agents or any network broker will individually apply its own suitability standards in accordance with the applicable requirements and guidelines of FINRA in evaluating whether an investment in the Preferred Shares is appropriate for any particular investor.  No minimum net worth standard is being required of such auction agents or brokers in individually setting and applying their own suitability standards in accordance with applicable laws and regulations.

Underwriting, page S-48

4.
If any of the underwriters may have participated in developing the minimum price or has assisted the registrant in any capital raising activities in the last year, please supplementally advise the staff whether any affiliates or other related parties have or will participate in the bidding.

The Company advises the Staff that the underwriters do not develop the minimum price.  The underwriters and the Treasury's advisors, if and to the extent requested by the Treasury, may each provide their independent views on the minimum price for the Treasury to consider.  The minimum price is ultimately independently determined by the Treasury based on its own pricing model.  In addition, the Company advises the Staff that the underwriters have not assisted the Company in capital raising activities in the past 12 months and that entities that are affiliates or related parties of the respective underwriters may or may not participate in the bidding; however, none of the underwriters share any non-public information, including any views on the minimum price, with such affiliates or related parties.

North Carolina · Virginia · Washington, D.C.
200 South 10th Street, Suite 1600 (23219)   P.O. Box 1320   Richmond, VA 23218-1320   Tel: 804.420.6000   Fax: 804.420.6507 www.williamsmullen.com

*           *           *           *           *           *           *

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 420-6929.

           Thank you for your assistance in this matter.

Sincerely,

/s/ Charles W. Kemp

Charles W. Kemp

cc:	Scott C. Harvard, President and Chief Executive Officer, First National Corporation
M. Shane Bell, EVP and Chief Financial Officer, First National Corporation

North Carolina · Virginia · Washington, D.C.
200 South 10th Street, Suite 1600 (23219)   P.O. Box 1320   Richmond, VA 23218-1320   Tel: 804.420.6000   Fax: 804.420.6507 www.williamsmullen.com